SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of November, 2006

Copa Holdings, S.A.
(Translation of Registrant’s Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:  Press Release - COPA AIRLINES TAKES DELIVERY OF EMBRAER # 5

Copa Airlines Takes Delivery of Its Fifth Embraer 190 Aircraft

The airline currently has a total fleet of 29 modern aircraft

          PANAMA CITY, Nov. 27 /PRNewswire-FirstCall/ -- Copa Airlines, a subsidiary of Copa Holdings, S.A. (NYSE: CPA), announced the arrival of its fifth Embraer 190AR aircraft, increasing its fleet to 5 Embraer 190AR and 24 Boeing 737NG, for a total of 29 aircraft.

          “The Embraer offers passengers reliable air travel in an aircraft of advanced technology, while at the same time giving us the flexibility to develop medium density markets”, said Jorge Garcia Icaza, Commercial Vice President for Copa Airlines.

          Copa Airlines’ Embraer 190AR has a configuration of 94 seats, 10 in Business Class and 84 in Economy Class, and incorporates cutting edge technology such as winglets and highly efficient GE CF34-10E engines, as well as the most advanced in “fly by wire” technology by Honeywell Corporation.

          Copa Airlines, a subsidiary of Copa Holdings, S.A. (NYSE: CPA), is one of the leading passenger airlines in Latin America. Operating from its strategic location at the Hub of the Americas in the Republic of Panama, Copa offers more than 110 daily flights to 35 destinations in 21 countries in North, Central and South America and the Caribbean. In addition, Copa provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines. Copa and Continental have a strategic alliance that includes joint participation in Continental’s award-winning frequent flyer program, OnePass. For more information, visit www.copaair.com.

          CPA-G

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.

(Registrant)

Date: 11/27/2006
	By:	/s/ Victor Vial

	Name:	Victor Vial
	Title:	CFO